1004623

02030029

4-2-01

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF SECURITIES EXCHANGE ACT OF 1934

For the month of April 2, 2002

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST plc
(Translation of Registrant's Name Into English)

31 Gresham Street, London, England, EC2V 7QA
(Address of Principal Executive Offices)

(Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _x_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______)

December 2001 Issue No. 12

Schroder Ventures International Investment Trust (SVIIT) holds investments in all of Schroder Ventures' and Permira's (formerly Schroder Ventures Europe) 24 buy-out and development capital funds. SVIIT's objective is to deliver returns by achieving capital growth from these investments.

To complement this investment objective and address the growing recognition of the role of private equity in investment portfolios, SVIIT is committed to designing and marketing third party funds of funds products for investment in private equity.

RECENT KEY EVENTS:

- **Schroder Private Equity Fund of Funds** – has had a first closing at €172 million.
- **Schroder Ventures Life Sciences** – has launched its third dedicated life sciences fund, International Life Sciences Fund III.
- **Issue of a £40 million convertible bond** – in order to increase SVIIT's capacity to make commitments to new Schroder Ventures' funds, SVIIT has issued, through a private placement, £40 million of unlisted convertible bonds.
- **Cognis** – funds in which SVIIT invests have acquired Cognis, the chemicals products business of Henkel and a leading world-wide supplier of speciality chemicals.

HIGHLIGHTS FROM 30 JUNE 2001 ANNUAL REPORT & ACCOUNTS

(ISSUED SEPTEMBER 2001)

- Net asset value per share decreased by 9.6% to 407.6p (June 2000: 450.9p)
- Compound annual growth rate of 16.1% in net assets per share over five years
- Write-up of Sirona Dental Systems and XYMAX
- Strong deal-flow and considerable changes to the Twenty Largest Underlying Companies
- Acquisition of Schroder Ventures (London) Limited and its subsidiary Schroder Ventures North America Inc.

COMPOUND NAV & SHARE PRICE GROWTH RATE

	1 year	2 years	3 years	4 years	5 years
NAV per share*	(9.6%)	11.8%	23.7%	21.4%	16.1%
Share price**	(30.5%)	4.8%	29.8%	20.8%	12.3%

*based on NAV per share of 193.3p (30 June 1996) and at 30 June 2001 (last available NAV)

**based upon share price at 10 December 2001 (347p)

SVIIT: Analysis by Market (%)
30 June 2001


70
60
50
40
30
20
10
0
2001
2000
Continental Europe 28 49
UK 13 11
Far East/Asia Pacific 12 13
International 30 13
North America 17 14

MAJOR DEVELOPMENTS SINCE 30 JUNE 2001

Schroder Private Equity Fund of Funds

Schroder Private Equity Fund of Funds brings together the expertise of Schroders plc and SVIIT.

The fund of funds, which is listed on the Dublin Stock Exchange, was launched in September 2001 and has had a first closing at €172 million. This sum, ahead of target, sets the fund of funds on course to meet its objective of raising €300 million by the final close in the second quarter of 2002.

The fund of funds has been structured to meet the requirements of both small and large institutions, in addition to high net worth individuals. Its innovative structure offers investors the choice of three separate share classes with differential pricing, allowing for a minimum investment of €125,000.

The fund of funds will invest with established top tier private equity management groups in the US and Europe. With a view to reducing risk, investments will be diversified by management, geography, vintage year, industry and stage of development. Commitments have already been made to 12 funds totalling €160 million and the fund of funds intends to invest in at least 20 separate private equity funds, with a potential underlying portfolio of 250 companies.

Schroder Investment Management (Ireland) Limited and Schroder Investment Management Limited act as Manager and Investment Manager of the fund of funds respectively, with SVIIT's subsidiary Schroder Ventures (London) Limited acting as Investment Adviser.

INTERNATIONAL LIFE SCIENCES FUND III (ILSF III)

Market Opportunity

Due to the high barriers to entry created by intellectual property, long development timelines and the high regulatory hurdles that must be met ahead of product marketing, the life sciences sector differs significantly from the technology sector. As such, life sciences companies tend to have long periods of market exclusivity and only few competitors, resulting in a favourable environment for creating sustainable high margins and growth.



R&D Expenditure by US Pharma Companies and Products Filed with the FDA
R&D Expenditure ($bn)
Number of original NDA* submissions
$bn
NDA submissions
0
5
10
15
20
25
30
0
50
100
150
200
250
300
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000 (estimated)
Year

Source: Goldman Sachs, 2001
*New Drug Applications

Demand for biotechnology products, which are unconstrained by economic conditions or world events, is being fuelled by unmet medical needs, demographic trends and increased healthcare spending. Large pharmaceutical companies have become dependent on the innovation of biotechnology companies to provide in-licensing opportunities as they respond to pressure to fill their product pipeline in order to sustain sales growth and to address the number of products coming off patent and the challenge of increasing R&D competitiveness. In the life sciences industry, venture backed companies are the primary source of this innovation and therefore have the potential to create and capture significant value.

Schroder Ventures Life Sciences

Schroder Ventures' funds have invested in the life sciences industry since the early 1980s and to date have backed over 100 life sciences companies internationally. In 1993, Schroder Ventures Life Sciences group was established in Boston and London to take advantage of the international nature of the life sciences opportunity and raised its first industry specific fund, the US$100 million Schroder Ventures International Life Sciences Fund, in 1994. The fund is now fully invested having made investments in 31 companies.

In 1999, Schroder Ventures Life Sciences raised a successor fund, the US$280 million Schroder Ventures International Life Sciences Fund II, which was 79% drawn-down at the beginning of November 2001 with 34 investments. The third dedicated life sciences fund, ILSF III, is being raised with a target of US$400 million.

The Schroder Ventures Life Sciences' team has a strong track record of investing in the life sciences industry. The 22 members of the team combine a wide range of clinical, technical and management experience in the industry, in addition to financial and investment backgrounds. These combined skills have enabled the team to identify, evaluate and structure investments effectively, in addition to providing active support and guidance to portfolio companies.

Investment Strategy of ILSF III

The life sciences industry includes biotechnology and pharmaceutical, medical devices and instruments, healthcare information technology and healthcare services.

Consistent with its two predecessor funds, the investment strategy of ILSF III will be to invest across the life sciences industry, primarily in a broad range of unquoted companies that Schroder Ventures Life Sciences believes can occupy leading and dominant positions in their markets and have the potential to return multiples on invested capital.

SVIIT'S Commitment to ILSF III

SVIIT intends to make a commitment of up to US$75 million at the fund's first closing in the new year. The fund is scheduled to have a final close during the course of 2002, at which time SVIIT may increase its commitment.

ISSUE OF A £40 MILLION CONVERTIBLE BOND

In order to increase SVIIT's capacity to make commitments to new Schroder Ventures' funds, SVIIT has issued, through a private placement, £40 million of unlisted convertible bonds with an annual coupon of 4.5%, due in 2011.

These convertible bonds have been issued to provide SVIIT with long term capital to commit to new private equity funds, which SVIIT believes will produce superior returns. The first of these funds is ILSF III, advised by Schroder Ventures Life Sciences.

The bonds are convertible into fully paid ordinary shares of SVIIT at a conversion price of 410p. The conversion price will be subject to an adjustment following the publication of the 30 June 2002 annual report and accounts, if the NAV per ordinary share falls below 407p at either 31 December 2001 or 30 June 2002.

INVESTMENTS

Since 30 June 2001 SVIIT has paid calls of approximately £44.9 million to six Schroder Ventures' funds. This has provided funding for new and follow-on investments in 15 companies.

The principal new investment is:

Cognis – funds in which SVIIT invests have agreed to acquire Cognis, the chemicals products business of Henkel and a leading world-wide supplier of speciality chemicals which was carved out from Henkel in 1999. The three divisions of the Cognis Group – Oleochemicals, Care Chemicals and Organic Specialities – supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers.

Cognis, which is headquartered in Holland, has 9,100 employees in 50 countries and generated sales of €3.2 billion in 2000 accounting for 23% of Henkel Group's total annual sales. In the first half-year of 2001, Cognis achieved an increase in sales of 4% to €1.5 billion and operating profit rose by 3.6% to €116 million.

Based on 30 June 2001 figures, Cognis will be one of SVIIT's largest underlying companies, valued at approximately £34 million and representing 8.1% of net assets.

Some of SVIIT's other new investments in the first half were:

Company	Country	Sector
Affibody AB	Sweden	Life Sciences
Discovery Therapeutics Inc.	US	Life Sciences
Insulet Corporation	US	Life Sciences
Interplan	US	Life Sciences
Market Place Media	US	Media
Solexa Limited	UK	Life Sciences

REALISATIONS

Realisations in the first half of the year have been at a slower pace than in previous periods. Proceeds from 13 full and six partial realisations up to November 2001 were £9.8 million, at an average uplift of 53%. Some of SVIIT's realisations in the first half were:

Company	Location	Realisation stage
Domoservices SA	Europe	Full
Versicor	US	Full
Third Wave Technologies	US	Partial
Weathernews	Japan	Partial

VALUATIONS

SVIIT's underlying portfolio of companies will be revalued at 31 December 2001 in accordance with British Venture Capital Association (BVCA) guidelines. The valuation for the six months to 31 December 2001 will be announced in March 2002.

SCHRODER VENTURES EUROPE RENAMES TO PERMIRA

Permira is a Latin word, meaning "very surprising, very different" and reflects the group's distinctive approach to international private equity. With committed capital of €6 billion, Permira has completed over 250 private equity transactions since 1985. The team of over 100 people is based in Frankfurt, London, Milan and Paris.

Permira will continue to operate independently and to be owned entirely by its partners. It will continue to work with other members of the Schroder Ventures' worldwide association whenever mutually beneficial investment opportunities arise.

The name change does not affect SVIIT's ongoing relationship with Permira.

MARKET COMMENTARY

Europe

The impact of an already slowing global economy has been further exacerbated by the tragic events in September.

An estimated €32 billion was raised for European private equity in the first three quarters of 2001, slightly lower than for the same period in 2000, and predominantly driven by the raising of a relatively small number of large European buy-out funds, especially in the first half of the year. However, the slowing of realisations from existing private equity portfolios and falling public markets has meant that many investors are constrained in making fresh commitments to new private equity funds. Fundraising in 2002 is not expected to continue at the same levels as those seen in recent years.

Uncertainty over prospective corporate earnings and the resulting lack of forecasting visibility has led to some inactivity amongst European private equity firms, despite an estimated equity overhang from fundraising in 1999 and 2000 of some €30 billion. However, as with other regions, volatility within the public market has led to increased deal-flow to private equity managers and valuations of companies are decreasing as vendors revise pricing expectations and over leveraged companies begin to be forced into selling assets in order to raise capital. This trend is expected to continue in 2002, with financial buyers poised to represent an increasing share in the total European M&A market.

North America

The global economic slowdown, which was in evidence before and was amplified by the events of September, has created an unstable investment environment for both public and private equity markets. At many private equity firms, existing portfolio companies dominate activity at the expense of new deal commitments.

Despite weakened financial performance across most industrial sectors, which resulted in stringent cost-cutting and layoffs, the public equity markets have now recovered to pre-September values. While the pace of M&A activity has picked up since then, the value of such deals is behind last year's level by some 80%. Similarly, the number of new public offerings is 79% lower than 2000.

With the weakened economy, private equity investments and fundraising continued to slow in the third quarter. Private equity investments declined 31% from the previous quarter and 73% from the same period in 2000. As further evidence that many firms are spending the majority of their time and capital resources on existing portfolios, 81% of total venture investment in the third quarter went to follow-on investments. Fundraising declined 37% from the previous quarter and 78% from the same period in 2000. While many firms are finding it difficult to raise funds in this environment, experienced teams continue to raise impressive amounts of new capital.

In spite of these difficult market conditions, we believe this is an excellent time to be investing and we remain optimistic about SVIIT's existing US portfolio and the Schroder Ventures US partnership continues to find and review new transactions at attractive valuations.

Japan

Driven by improved economic conditions and government deregulation, the nascent buy-out market in Japan continues to gain pace with many foreign private equity groups beginning to focus on the region.

Private equity investment reached ¥420 billion in 2000/1, a new record, primarily driven by enthusiasm for the technology sector, with almost half of this amount having been invested in IT/internet related businesses. Unlike other regions, public markets have been more receptive to new issues with the number of IPOs completed during the year at similar levels to 2000, albeit at lower funding levels.

Asia Pacific

Quoted markets across Asia continued to contract in the second half of 2001, reflecting weaknesses in many of the regions' economies. Particularly hard hit have been those economies such as Singapore and Taiwan that depend heavily on electronics and IT exports. Whilst public markets hit low points in September and October there was a slight recovery in market liquidity in several countries in November, but whether this will be sustained is not clear at this time.

The impact of the tougher economic climate on the private equity market has been harsh in terms of existing portfolios and in particular those portfolios focussed on IT and other technology sectors. The impact on new investments has been positive in terms of pricing, with new investments being completed at attractive valuations. However, in some cases companies that would otherwise look to raise private equity capital are delaying their fundraising plans, where possible, until valuations recover. That said, the impact upon Schroder Ventures in the Asia Pacific region has been positive, with several investment opportunities under review at valuations well below those available at this time last year.

Life Sciences

Despite the year-long bear biotechnology public market, the life sciences industry has experienced its second best fundraising year ever. In the first three-quarters of 2001, US$9.6 billion was raised in US and Europe compared with US$35.6 billion raised in total in 2000 and $7.0 billion raised in 1999.

However, public markets remain weak and look likely to remain so in the short term. In the first three-quarters of 2001 only US$269 million was raised from the public markets in the US and Europe compared to US$8.6 billion raised in total in 2000 and US$935 million raised in 1999. As with other sectors, this has created buying opportunities and increased deal-flow for private equity managers as many companies seek alternative methods of financing, although not at the levels experienced in 2000.

Head Office:
Schroder Ventures (London) Limited
Burleigh House, 357 Strand, London WC2R 0HS
Telephone 020 7010 8925 Fax 020 7240 5346
Contact: Alice Todhunter

Registered Office:
Schroder Ventures International Investment Trust plc
Schroder Investment Management, 31 Gresham Street, London EC2V 7QA
Telephone 020 7658 3206 Fax 020 7658 3538
Contact: John Spedding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

Date: 12 March 2002

By:..

For and on behalf of Schroder Investment Management Limited, Secretaries